April 5, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief

Ms. Lynn A. Dicker
Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Twin Disc, Inc. Form 10-K for the fiscal year ended June 30, 2009 Filed September 11, 2009
File No. 001-07635

Dear Mr. Vaughn and Ms. Dicker:

The following letter is in response to your letter to me dated March 23, 2010 related to the Commission's review of Twin Disc, Inc.'s Form 10-K for the Fiscal Year Ended June 30, 2009. For clarity, I have restated the Commission's comment below, followed by the Company's response.

1.
We note your response to prior comment 2.  Tell us how the 25th and 75th percentile inform your compensation decisions.  Your response, together with your disclosure in the proxy statement, continues to suggest that compensation is targeted at the 50th percentile, such as to certain adjustments.  If true, it would appear that you are benchmarking and must therefore disclose the identity of your benchmark companies.

Company Response:

As previously disclosed, with respect to compensation decisions made in 2009, the Company did not retain a compensation consultant to provide survey data against which to compare compensation of Company executives.  Therefore, the Company did not engage in any form of benchmarking in 2009.

With respect to years in which the Company has engaged a compensation consultant, the information received with respect to the 25th and 75th percentiles was provided merely as data in order to provide the Compensation Committee with a full range of information regarding competitive pay practices.  The information regarding the 25th and 75th percentiles has not historically been a material factor in determining the compensation of executives of the Company.

With respect to the Company’s statements that the Compensation Committee considers an executive’s compensation to be competitive if it is within a band of plus or minus 15 percent from the competitive median, and that the competitive median is determined by reference to the 50th percentile of compensation for similar positions based on third-party surveys, the Company agrees that such a practice could be considered benchmarking, as the survey data provides framework for the Compensation Committee’s compensation decisions.  In future years where the Compensation Committee engages in a similar process, the Company will disclose information regarding the compensation consultant retained, the specific surveys utilized in the course of making compensation decisions, the number of component companies in those surveys, and the manner in which the survey information was used in making compensation decisions.  In addition, to the extent that a peer group of specific companies is compiled for purposes of benchmarking compensation, the Company will disclose the names of the constituent companies from that peer group.

However, to the extent that the Company utilizes broad-based third-party surveys in future years in a manner similar to how it has used such surveys in the past, the Company does not believe that disclosure of all of the constituent companies in those surveys provides material information to investors.  As previously disclosed, the survey information by Towers Perrin (now Towers Watson) in 2007 was derived from a database of over 800 companies.  Although Towers Perrin excluded companies from certain industries from the survey information provided to the Compensation Committee, the information that the Compensation Committee received was still based upon information from about 400 companies of varying sizes in a wide range of businesses throughout general industry.

In addition, as described in the enclosed letter from Towers Watson, the general industry surveys are open year-round to participants who submit data, and client analyses are based upon the companies that have submitted complete data at the time the analysis is done.  Moreover, to protect the confidentiality of individual company data, the data is stripped of company-specific identifiers and reported by position rather than by company.  In other words, once the information is submitted into the database, it cannot be linked back to any particular company and appears merely as data points within the database.  The Company is not able to obtain specific information with respect to particular companies within the survey, nor is the Company able to supplement the survey information with compensation data from any particular companies not included in the survey.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or further comments regarding the foregoing, please feel free to contact me at (262) 638-4343.

Sincerely,
/s/ CHRISTOPHER J. EPERJESY

Christopher J. Eperjesy
Vice President — Finance, Chief Financial Officer & Treasurer

Enclosure

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